UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                      0001027484

                                                                    CUSIP NUMBER
                                                                       886749209

(Check One): Form 10-K [X] Form 20-F [ ] Forms 11-K [ ] Forms 10-Q
             [ ] Form N-SAR

                       For Period Ended: DECEMBER 31, 2000

          [   ]  Transition Report on Form 10-K
          [   ]  Transition Report on Form 20-F
          [   ]  Transition Report on Form 11-K
          [   ]  Transition Report on Form l0-Q
          [   ]  Transition Report on Form N-SAR
          For the Transition Period Ended:_______________


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               NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates :

PART I -- REGISTRANT INFORMATION

Full Name of  registrant

TILDEN ASSOCIATES, INC.
Former Name if Applicable
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1325 FRANKLIN AVENUE, SUITE 165
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Address of Principal Executive Office (Street and Number)

GARDEN CITY, NEW YORK 11530
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City, State and Zip Code

PART II - RULES 12B-2S(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule l2b-25(b), the following should be completed. (Check box if appropriate)

       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|    (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-0, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)     The accountant*s Statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11- K. 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CERTAIN AUDIT RESPONSES HAD NOT BEEN RECEIVED BY THE ACCOUNTANTS FROM THIRD PARTIES AND HAVE DELAYED FINAL REPORTS. RESPONSES ARE IMMINENT.

         Potential persons who are to respond to the collection of (Attach Extra Sheets if Needed) Information contained in this form are not required to respond EC 1344 (2-99) unless the form displays a currently valid 0MB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           MARVIN E. KRAMER             516             742-2800
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                (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        THIS IS FIRST ANNUAL 10K Filing.



                             TILDEN ASSOCIATES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     APRIL 2, 2001                 By /s/ MARVIN E. KRAMER, VICE PRESIDENT

INSTRUCTION : The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative*s authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ ATTENTION ___________________________________

Intentional misstatements or omissions of fact constitute Federal Criminal Violations See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule l2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b.25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (~232.20l or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (1232.13(b) of this chapter).